UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02013032

January 23, 2002

NO ACT
P.E 12-10-01

1-01687

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2002

David H. McClain
Assistant Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2001

Dear Mr. McClain:

This is in response to your letter dated December 10, 2001 concerning the shareholder proposal submitted to PPG by the International Brotherhood of Teamsters General Fund. We also have received letters from the proponent dated December 20, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Louis Malizia
Assistant Director
Office of Corporate Affairs
International Brotherhood of Teamsters General Fund
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

PPG Industries, Inc.
One PPG Place Pittsburgh, Pennsylvania 15272 USA

01 DEC 11 PM 4:12

Law Department
Telecopy No.: (412) 434-2490
Writer's Direct Dial No.(412) 434-2740

December 10, 2001

Division of Corporate Finance
Office of the Chief Executive
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

PPG Industries, Inc. ("PPG") received a letter on October 31, 2001 from the International Brotherhood of Teamsters General Fund (the "Teamsters") containing a proposal (the "Proposal") for inclusion in PPG's 2001 annual meeting proxy material (the "2001 Proxy Material"). PPG's 2001 Proxy Material was mailed to shareholders on March 6, 2001; and PPG's 2001 annual meeting (the "2001 Annual Meeting") was held on April 19, 2001. To this date, PPG has received no proposal from the Teamsters for inclusion in PPG's 2002 proxy material (the "2002 Proxy Material"), nor have the Teamsters given PPG any indication of their intent to present a proposal of PPG's 2002 annual meeting (the "2002 Annual Meeting").

As more fully set forth below, we believe that the Proposal may be excluded from both the 2001 and 2002 Proxy Material because the Teamsters failed to submit the Proposal in a timely manner for inclusion in the 2001 Proxy Material, and the Teamsters failed to submit any proposal prior to the deadline for inclusion in the 2002 Proxy Material, in each case as required by Rule 14a-8(e)(2). In the alternative, we believe that the Proposal may be excluded from the 2002 Proxy Material because the Proposal is false and misleading in violation of the proxy rules of the Securities and Exchange Commission (the "Commission").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, PPG hereby files notice of its intention to omit the Proposal. Six copies of the Teamsters' letter containing the Proposal and supporting statement, as well as six copies of this letter, are included herewith.

I. The Proposal:

The Proposal is as follows:

RESOLVED: That the stockholders of PPG Industries ("PPG") urge the Board of Directors ("the Board") to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections, in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: PPG's Board has three classes of directors serving staggered three-year terms. An individual director faces election only once every three years, and shareholders vote on roughly a third of the board each year.

Annual elections can pave the way for improved board sensitivity to important shareholder issues. Particularly, it can help speed the diversification of PPG's Board and introduce new perspectives.

Additionally, a declassified board allows the company to respond quickly to changes by giving the board the option to appoint candidates that are more qualified each year. A declassified board can help give PPG the flexibility it needs as it progresses into the 21st Century.

The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, PPG can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

By adopting annual elections, PPG demonstrates fuller accountability to shareholders.

We urge you to vote YES for this proposal.

II. Background:

Last year, by a letter dated November 2, 2000, the Teamsters submitted a proposal regarding declassification of PPG's Board of Directors, which PPG included in its 2001 Proxy Material. The proposal in the Teamsters' November 2, 2000 letter was nearly identical to the Proposal at issue in this no-action request. PPG conducted its 2001 Annual Meeting in Pittsburgh, Pennsylvania, on April 19, 2001. The 2001 Proxy Material relating to that meeting was mailed to shareholders on March 6, 2001. The Teamsters' proposal was voted on – and rejected – by PPG's shareholders at PPG's 2001 Annual Meeting.

This year on October 31, 2001, PPG received a letter by facsimile from the Teamsters indicating that the Teamsters were submitting a Proposal "to be presented at the PPG Industries, Inc. 2001 Annual Meeting." A copy of the Teamsters' letter is attached hereto as Exhibit A. Because the Teamsters' letter requested inclusion of their Proposal in a meeting that had already occurred, the PPG law department could not determine whether the letter was simply a copy of the prior year's request that had been delivered to PPG in error, or whether the Teamsters intended to submit a new proposal for inclusion in our 2002 Proxy Material.

Although Rule 14a-8(f)(1) does not require it, and PPG was under no obligation to do so, PPG notified the Teamsters several days prior to the submission deadline that they had submitted their Proposal in error. PPG sent a letter to the Teamsters via DHL overnight courier on November 1, 2001, which the Teamsters received on November 2, 2001. A copy of our November 1, 2001, letter to the Teamsters is attached hereto as Exhibit B. PPG's letter clearly informed the Teamsters that:

> "... the Teamsters General Fund proposal regarding declassification of PPG's Board of Directors was already presented at PPG's 2001 Annual Meeting and was voted on by PPG's shareholders on April 19, 2001. If you intend to present the proposal attached to your letter of November 2, 2001 at PPG's 2002 Annual Meeting of Shareholders and you want the proposal included in PPG's proxy statement and proxy card relating to the 2002 Annual Meeting, *please notify me in writing by November 6, 2001, which is the deadline for submission of shareholder proposals to be eligible for inclusion in the proxy statement and proxy card relating to the 2002 Annual Meeting.* " (Emphasis added.)

On November 7, 2001, our letter was returned to our office unopened, with a hand-written notation that the Teamsters refused to accept the letter because the overnight courier service was not a union entity. Copies of the returned package and of DHL's delivery records are attached hereto as Exhibits C and D, respectively. The DHL delivery records indicate that the package was picked up from our office in Pittsburgh at 3:56 p.m. on November 1, 2001, arrived at the Teamsters' office in Washington, D.C. at 7:47 a.m. on November 2, 2001, and the Teamsters refused to take delivery at 9:10 a.m. on that date. The records then indicate that the package was returned to DHL at 2:26 p.m. on November 6, 2001, and returned to our office at 7:40 a.m. on November 7, 2001.

As described in our letter to the Teamsters, the deadline for receiving shareholder proposals for inclusion in our 2002 Proxy Material was November 6, 2001. Such deadline has now passed without the Teamsters submitting any proposal for inclusion in the 2002 Proxy Material.

<u>Grounds for Omission:</u>

PPG believes the Proposal may be omitted for the following reasons:

A. **<u>Rule 14a-8(e)(2)</u>. The Proposal May Be Excluded Because It Was Not Timely Received For Inclusion In The 2001 Proxy Material and No Proposal Was Received Prior to the Deadline for Inclusion in the 2002 Proxy Material.**

PPG believes that it may properly omit the Proposal referenced in the Teamsters' letter from PPG's 2001 or 2002 Proxy Material pursuant to Rule 14a-8(e)(2) because PPG did not receive a shareholder proposal from the Teamsters prior to the respective deadlines for inclusion in the 2001 or 2002 Proxy Material.

In order to meet the deadline for submitting proposals, a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(e)(2). Accordingly, the deadline for submission of a proposal for inclusion in PPG's 2001 and 2002 Proxy Material would be November 7, 2000 and November 6, 2001, respectively. The staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's principal executive officers even one day past the deadline. *See, e.g., The Coca-Cola Company* (December 12, 2000), *Hewlett-Packard Company* (November 27, 2000), *Hewlett-Packard Company* (November 9, 1999), *Chevron Corporation* (February 10, 1998) (citing eight no-action letters where proposals were one day late); and *Norfolk Southern Corp.* (February 23, 1998) (citing six additional no-action letters where proposals were one day late).

1. **The Proposal Was Submitted Over Seven Months After The 2001 Proxy Material Had Been Sent To Shareholders.**

The Teamsters' cover letter requests that PPG include the Teamsters' Proposal in the proxy material for our 2001 Annual Meeting. Our 2001 Annual Meeting was conducted on April 19, 2001. The deadline for submitting a proposal for inclusion in the 2001 Proxy Material was November 7, 2000. The 2001 Proxy Material, which was mailed to shareholders on March 6, 2001, did include a proposal submitted by the Teamsters which was nearly identical to the Proposal at issue. Thus, the Teamsters' Proposal (a) was not timely received prior to the deadline for inclusion in the 2001 Proxy Material, and (b) could not be included in the 2001 Proxy Material because it was received over seven months after the 2001 Proxy Material was sent to shareholders and the related meeting had already occurred. Furthermore, a nearly identical proposal submitted by the Teamsters was voted on and rejected by PPG's shareholders at the 2001 Annual Meeting.

2. No Proposal Was Received Prior To The Deadline For Inclusion In PPG's 2002 Proxy Material.

Pursuant to Rule 14a-8(e)(2), the deadline for timely submitting a proposal for inclusion in the 2002 Proxy Material was November 6, 2001. The Teamsters' letter, which was received on October 31, 2001, indicated that the Teamsters intended to submit their proposal at PPG's 2001 Annual Meeting. The Teamsters' letter made no request for the inclusion of any proposal in PPG's 2002 Proxy Material, nor did it give any indication of their intent to present a proposal at PPG's 2002 Annual Meeting. As described above, PPG attempted to notify the Teamsters of their possible error well in advance of the proposal submission deadline. PPG sent a letter to the Teamsters via DHL overnight courier on November 1, 2001, informing them that (1) their Proposal had already been presented and voted on by shareholders at the 2001 Annual Meeting, and (2) if they intended to present the Proposal at our 2002 Annual Meeting, they needed to notify us in writing by November 6, 2001, which was the deadline for submission of shareholder proposals to be eligible for inclusion in the 2002 Proxy Material.

On November 2, 2001, the Teamsters refused to accept delivery of PPG's letter, and the letter was returned to PPG on November 7, 2001. Because of their unreasonable refusal, the Teamsters failed to submit any proposal for inclusion in PPG's 2002 Proxy Material prior to the November 6, 2001 deadline. It is not clear whether PPG is even required to submit a request to the Commission to exclude the Proposal since, as of the date hereof, PPG still has not received any request from the Teamsters to include a proposal in our 2002 Proxy Material. *See Duke Energy Corporation* (February 9, 2001). Nevertheless, PPG respectfully submits that it may properly omit the Proposal from the 2002 Proxy Material even if the Teamsters attempt to correct their error subsequent to the expiration of the deadline under Rule 14a-8(e)(2) because any resubmission by the Teamsters would now be untimely. *IBP, inc.* (January 19, 2000). PPG accordingly requests that the Staff affirm its concurrence that it will not recommend enforcement action.

3. Shareholder Error Cannot Excuse A Shareholder's Failure To Timely Submit Its Proposal.

The Commission has repeatedly confirmed the position that shareholder error cannot excuse a shareholder's failure to timely submit a proposal within the strict timeframe required by Rule 14a-8(e)(2). *The Coca-Cola Company* (January 11, 2001), *Duke Energy Corporation* (February 9, 2001), *IBP, inc.* (January 19, 2000). The shareholder in *Coca-Cola* emailed his proposal to the email address of the company's transfer agent, which the shareholder found on the company's website. Although the shareholder emailed his proposal two weeks prior to the submission deadline, the transfer agent did not forward the email proposal to the company until the day after the deadline. The Commission concurred that the company could properly omit the proposal because it did not receive the proposal prior to the required deadline, despite the shareholder's errant attempt to submit the proposal in a timely fashion.

In *Duke Energy Corporation* and *IBP, inc.*, the companies each received faxes from shareholders one day before the submission deadline. Both shareholder submissions indicated that the shareholders intended to submit proposals for the respective company's annual meetings and described the substance of the "enclosed" proposals. However, in each case, the shareholders neglected to attach the proposals to their facsimile submissions. In *IBP, inc.*, a paper copy of the missing proposal was received by overnight courier on the following day - one day after the submission deadline. In *Duke Energy Corporation*, the company attempted to notify the shareholder -- the Teamsters -- of their error, but the Teamsters did not respond, nor did they take any action to correct their error in a timely fashion. The Commission concurred in each of these situations that the shareholders' errors did not excuse their failure to satisfy the strict Rule 14a-8(e)(2) deadline, even though the companies were clearly on notice of the shareholders' apparent intent to submit proposals, as well as the substance of such proposals.

B. <u>Rule 14a-8(i)(3)</u>. The Proposal And Supporting Statement May Be Excluded Because They Are False And Misleading In Violation Of The SEC's Proxy Rules.

The Proposal and supporting statement are contrary to the SEC's proxy rules because they are false and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy material a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting material.

The Teamsters' Supporting Statement contends that "the evidence shows that shareholders are fed up with classified boards" and that "this is especially true for employee shareholders." The only "evidence" the Teamsters cite is an annual survey by the Investor Responsibility Research Center ("IRRC") indicating that all shareholder proposals to declassify board received an average vote of 52.6% for the proposal. The Supporting Statement is false because PPG's shareholders clearly are not "fed up" with classified boards because our shareholders rejected a nearly identical proposal regarding declassification of our Board of Directors at our 2001 Annual Meeting. There is also no evidence in the Supporting Statement or the IRRC report to support the assertion that "employee shareholders" are "especially" fed up with classified boards. In fact, there is no way to know how employee shareholders vote on classified board proposals. Employees may hold stock in different manners, including registered in a broker or nominee name, so that it is impossible to know how employees vote on matters. However, based on the overall voting of the shares held in PPG's employee savings plan, there is evidence that PPG's employee shareholders are not fed up with classified boards. While we do not know how individual employees voted, the shares held by PPG's savings plan, which are voted in accordance with participant's instructions, voted overwhelmingly *against* the board declassification proposal at our 2001 Annual Meeting.

Furthermore, the data cited by the Teamsters in an attempt to show support for their proposal is extremely misleading. The purported 52.6% of votes cast in favor of similar board declassification proposals in 2000 does not reflect an "average" result in a contested proxy vote. The number is artificially and misleadingly inflated because several companies either did not oppose the proposal or, in some cases, actually endorsed the proposal. This led to substantially higher "for" votes for such companies' proposals, and to an unrepresentative skewing of the IRRC data.

III. Conclusion:

Based on the foregoing, PPG believes that the Proposal may be omitted from the 2001 and 2002 Proxy Material pursuant to (a) Rule 14a-8(e)(2) because the Proposal was not timely received for inclusion in the 2001 Proxy Material and no proposal was received prior to the deadline for inclusion in the 2002 Proxy Material, and (b) Rule 14a-8(i)(3) because the Proposal is false and misleading in contravention of the Commission's proxy rules. PPG further maintains that it may not even be required to submit this request to exclude the Teamsters' Proposal because the Proposal could not be included in our 2001 Proxy Material and, as of the date hereof, no proposal has been submitted for inclusion in our 2002 Proxy Material.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Teamsters of its intention to omit the Proposal from the 2002 Proxy Material.

Very truly yours,

PPG INDUSTRIES, INC.

DH McClain

David H. McClain
Assistant Counsel

DHM/dw

Enclosures

shareproposal2dhm

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 2, 2001

Via Facsimile: 412.434.2490
Via UPS Overnight

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the PPG Industries, Inc. 2001 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/mj
Enclosure

RESOLVED: That the stockholders of PPG Industries ("PPG") urge the Board of Directors ("the Board") to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections, in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: PPG's Board has three classes of directors serving staggered three-year terms. An individual director faces election only once every three years, and shareholders vote on roughly a third of the board each year.

Annual elections can pave the way for improved board sensitivity to important shareholder issues. Particularly, it can help speed the diversification of PPG's Board and introduce new perspectives.

Additionally, a declassified board allows the company to respond quickly to changes by giving the board the option to appoint candidates that are more qualified each year. A declassified board can help give PPG the flexibility it needs as it progresses into the 21st Century.

The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, PPG can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

By adopting annual elections, PPG demonstrates fuller accountability to shareholders.

We urge you to vote YES for this proposal.

EXHIBIT B

PPG Industries, Inc.
One PPG Place Pittsburgh, Pennsylvania 15272 USA Telephone: (412) 434-2439 Fax: (412) 434-2490

Michael C. Hanzel
Secretary and Corporate Counsel

November 1, 2001

VIA OVERNIGHT COURIER

Mr. C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

Re: PPG Industries, Inc. Shareholder Proposal

Dear Mr. Keegel:

Thank you for your letter dated November 2, 2001 submitting a resolution to be presented at the PPG Industries, Inc. ("PPG") 2001 Annual Meeting of Shareholders. As you may recall, the Teamsters General Fund proposal regarding declassifying PPG's Board of Directors was already presented at PPG's 2001 Annual Meeting and was voted on by PPG's shareholders on April 19, 2001. If you intend to present the proposal attached to your letter of November 2, 2001 at PPG's 2002 Annual Meeting of Shareholders, and you want the proposal included in PPG's proxy statement and proxy card relating to the 2002 Annual Meeting, please notify me in writing by November 6, 2001, which is the deadline for submission of shareholder proposals to be eligible for inclusion in the proxy statement and proxy card relating to the 2002 Annual Meeting.

If you or another representative of the Teamsters General Fund would like to discuss the merits of PPG's classified Board, please let me know. As stated in PPG's 2001 Proxy Statement, we believe the classified Board is in the best interests of the Company, our shareholders and our employees.

Sincerely,

Michael C. Hanzel

Michael C. Hanzel

EXHIBIT C

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA

RETURN SERVICE REQUESTED

764 837 744

U.S. DOMESTIC COURIER REQUEST

12344

PPG INDUSTRIES, INC.
ONE PPG PLACE
PGH, PA 15272

FROM

Name: M. C. Hanzel	Div/Dept Charge No. 378734272521004
Floor & Wing 40 East	Complete Phone # 412/434-2439
Date 11/01/01	Fax # 412/434-2490

Authorization Signature ______

If package is undeliverable, contact sender.

REQUEST HARD COPY OF AIRBILL

DELIVERY TIME: (Circle One)
Next Business Day By: AM, 2nd Day, Sat (For Friday mailing only)

TO
Name: Mr. C. Thomas Keegel Phone 202/624-6800
Company: International Brotherhood of Teamsters
Street Address: 25 Louisiana Avenue, N.W.
City: Washington State DC Zip Code 20001

m0330

*P.O. Box is not acceptable

Contents Correspondence
Weight (if known) ______ Pieces 1
Insured Dollar Value ______
Insurance .50/$100.00 ______

Payment:
Prepaid x
Collect

For Courier Use Only:
Dest. Code DCA
Courier Signature ______ Pickup Time ______

return to shipper

PIT

WHITE-PACKAGE COPY GREEN-PPG ACCT COPY YELLOW-COURIER COPY PINK-MAILROOM GOLD-SHIPPER

Not Accepting DHL (NON UNION)

FROM: PPG INDUSTRIES
1 PPG PLACE
7TH FLOOR MAILROOM
PITTSBURGH, PA
15272 UNITED STATES

ACCT: 764837744

DATE: 11-01-01
PH: 412 434 2068

TO:

WASHINGTON, DC
20001 UNITED STATES

return to shipper

DESCRIPTION: DOCUMENTS

PIT

WEIGHT: 0.30 lbs.

All services are subject to DHL's published service conditions.

U.S.
DOMESTIC

Bill to Credit Card

DEST: [redacted]

Airwaybill: 9435638925
(Non-Negotiable)

DHL WORLDWIDE EXPRESS
333 Twin Dolphin Drive
Redwood City, CA 94065

ORIGIN: PIT
No. of Pcs: 1 OF 1

(EasyShip Unit #5738)

Affix to package.

QUERY:SINGLE SHIPMENT RESPONSE

```
1200          V7.4                                          PITOP         11/08/01
Airbill#   Acct#       Ref#               Orig Dest Pcs        Weight Type EZ/DB
9435638925 764837744                      PIT DCA  1            0.3L   D    5738
From :PPG INDUSTRIES                          To:
By   :                                      Addr:
Zip  :15272
Phone:412 434 2068                     City:WASHINGTON              St:DC
P/U Date:11/01/01 16:45              Cntry:US                      Zip:20001
SpecSvc:              T/C:$          Phone:                     Ship 1  of  1
Event                      Date/Time      Origin   Dest   By    Pcs    Route
                       Comment:LETTERS
Refused Delivery         11/02/01 09:10 PIT      DCA    DCA   0      999
                       Comment:DO NOT ACCEPT DHL (NON-UNION)
Arrival                  11/02/01 07:47 PIT      DCA    DCA   0
Processed at Origin      11/01/01 21:35 PIT             PIT   0
Pickup                   11/01/01 15:56 PIT      UNK    PIT   0      404

                                                              Page  03 of 03
   F3>Next Detail         F5/Print       F10>End        Prev/Next        Remote
```

QUERY:SINGLE SHIPMENT RESPONSE

```
1200          V7.4                                          PITOP        11/08/01
Airbill#    Acct#        Ref#              Orig Dest Pcs      Weight Type EZ/DB
9435638925 764837744                        PIT DCA  1         0.3L   D    5738
From :PPG INDUSTRIES                          To:
By   :                                      Addr:
Zip  :15272
Phone:412 434 2068                     City:WASHINGTON            St:DC
P/U Date:11/01/01 16:45               Cntry:US                   Zip:20001
SpecSvc:              T/C:$              Phone:                  Ship 1  of  1
Event                        Date/Time        Origin    Dest   By    Pcs    Route
                          Comment:LETTERS
On Hold                     11/05/01 14:32 PIT       UNK    DCA    0
                          Comment:LETTERS
Trace Terminated            11/05/01 12:45 PIT       DCA    PIT    0
                          Comment:MSG2 TO DCA TO RETN TO SHPR: ATTN:
Trace Terminated            11/05/01 12:45 PIT       DCA    PIT    0
                          Comment:JEANNETTE MOONEY - MM
On Hold                     11/02/01 14:41 PIT       UNK    DCA    0
                                                               Page  02 of 03
   F3>Next Detail          F5/Print         F10>End       Prev/Next       Remote
```

QUERY:SINGLE SHIPMENT RESPONSE

```
1200           V7.4                                          PITOP        11/08/01
Airbill#   Acct#        Ref#                 Orig Dest Pcs         Weight Type EZ/DB
9435638925 764837744                          PIT DCA  1             0.3L   D    5738
From :PPG INDUSTRIES                            To:
By   :                                        Addr:
Zip  :15272
Phone:412 434 2068                      City:WASHINGTON              St:DC
P/U Date:11/01/01 16:45                Cntry:US                     Zip:20001
SpecSvc:             T/C:$            Phone:                          Ship 1  of 1
Event                        Date/Time      Origin    Dest   By    Pcs    Route
Delivery                     11/07/01 09:13 PIT       PIT    PIT   1      405
    Sig:LANE              Comment:
With Delivering Courier      11/07/01 08:02 PIT       PIT    PIT   1      405
Arrival                      11/07/01 07:40 PIT       PIT    PIT   0
Processed at Origin          11/06/01 20:36 DCA              DCA   0
Returned to shipper          11/06/01 14:26 PIT       PIT    PIT   0
    Sig:                  Comment:SAME AWB
On Hold                      11/06/01 14:20 PIT       UNK    DCA   0
                                                             Page  01 of 03
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```

INTERNATIONAL
OTHERHOOD OF TEAMSTERS
AFL-CIO

December 20, 2001

Division of Corporation Finance
Office of the Chief Executive
Securities & Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: No Action Request from PPG Industries, Inc. (CIK: 79879) regarding the International Brotherhood of Teamsters (IBT) General Fund ("the Fund") shareholder proposal

Dear Sir/Madam:

On December 10, 2001, David H. McClain, Assistant Counsel of the Law Department of PPG Industries (PPG), wrote to the SEC's Division of Corporate (sic) Finance regarding the Fund's Shareholder Proposal on Declassifying the Board of Directors for the purpose of director elections (see enclosures). In it, he filed notice on behalf of PPG that the Company intended to omit the Proposal. The reasoning behind PPG's right to exclude the Proposal from the Proxy Material for the 2002 Annual Meeting rests on a typographical error in the November 2, 2001 cover letter to the Proposal sent from the IBT to PPG's Secretary and Corporate Counsel, Michael C. Hanzel. The cover letter refers to the 2001 Annual Meeting, to which the Fund had submitted a similar proposal.[1]

In a letter to the IBT, dated November 1, 2001, PPG's Hanzel pointed out the typographical error, and encouraged us to fix the error by November 6, the filing deadline. He sent the letter by DHL, a nonunion carrier. The IBT does not accept nonunion delivery, and DHL returned the package to PPG. PPG made no other attempts to contact the IBT to allow the proponent to make the

[1] At that meeting, the proposal received the support of 52,863,641 shares, or 43.61% of all shares; 45.88% of all shares voted. Source – Company 10Q, filed May 3, 2001.

nonsubstantive revision to the cover letter for the proposal. As is customary among US corporations, PPG could have made another attempt to contact the IBT during the 14-day period following November 6th, asking the Fund to make the necessary changes.

Reasons for Including the Proposal:

The Assistant Counsel suggests that the typographical error invalidates the proposal, because the error meant that the proposal was for the previous year, and therefore moot. The Company's own documentation indicates that PPG did, in fact, receive the Proposal before the November 6, 2001 deadline, albeit with a typographical error in the cover letter.

The Assistant Counsel suggests that the Fund submitted the proposal for the 2001 Annual Meeting seven months after that meeting. In fact, as he notes, the Fund sponsored a similar proposal, which was included in the Company's 2001 Proxy Materials.

The Company suggests that no proposal was received for inclusion in PPG's 2002 Proxy Material. In fact, PPG's correspondence of November 1, 2001 indicates that the Fund sent the proposal, and that the Company received it.

PPG's Assistant Counsel suggests that refusing nonunion delivery is unreasonable. The Fund would not consider it "unreasonable" if PPG's headquarters building maintenance crew did not use Sherman-Williams paints as a matter of corporate policy.

PPG's Assistant Counsel suggests that our typographical error is no excuse for failure to submit a proposal in a timely fashion. He cites the example of an unsuccessful Coca-Cola proponent who sent a proposal to the transfer agent. The Fund sent the proposal to PPG's Secretary and Corporate Counsel, Michael C. Hanzel, where the Company indicated in its Proxy Materials of 2001, the proper office and officer for receipt of notice.[2]

---

[2] *To be eligible for inclusion in the Proxy Statement and Proxy Card relating to such Annual Meeting the notice must be received by the Secretary of the Company not later than November 5, 2001.* (PPG Industries Proxy Statement, dated March 6, 2001 (filed with the SEC on March 5, 2001) p. 24.)

The Assistant Counsel further cites *Duke Energy Corporation* (February 9, 2001), in which the proponent –whom PPG incorrectly identifies as the Teamsters[3]- notified the respective companies by facsimile of their *intent* to file a shareholder proposal, but did not include the proposal itself. The Teamsters did not file, nor did the Teamsters *intend* to file a shareholder proposal with Duke Energy. Presumably, PPG's factual error was not a "false and misleading" statement, but a simple error. Nonetheless, the precedent does **not** apply here, as the Fund submitted the shareholder proposal.

The Assistant Counsel states that the Fund's proposal and supporting statement are "false and misleading." The so-called false and misleading statement[4] does not refer to PPG shareholders specifically, but rather to the shareholder community at large, as implied by the plural "classified boards." As the Assistant Counsel notes, the Fund provides evidence for the statement, but implies that the Investor Responsibility Research Center's report is not legitimate. However, since PPG doesn't accept the validity of the IRRC evidence, the Fund is willing to change the particular supporting statement used in the proposal to the following:

> In this past proxy season, the Institutional Shareholder Services recommended withholding votes for Directors Laura D'Andrea Tyson and Alice Emerson for failure to implement a declassified board at Eastman Kodak, where shareholders approved board declassification four years in a row.[5] In the 2000 Annual Meeting season, majorities of shareholders voted to declassify boards at many companies, including Airborne Freight (73%), Baxter International (60.4%), Eastman Chemical (70%), Eastman Kodak (60.7%), Lonestar Steakhouse & Saloon, Inc. (79%), Silicon Graphics (81.1%), United Health Group (75.7%), Weyerhaeser (58%) and Kmart[6] (68.5%). In 1999, shareholders voted to declassify boards with a majority at Cendant, Cooper Tire & Rubber, Kaufman & Broad Home, Oregon Steel and Tenneco. In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the vote. More than 70% of shareholders demanded the same at Fleming and Eastman Kodak. (Source: various filings with the Securities & Exchange Commission.)

---

[3] The proponent in this case was the Southwest Ohio District Council of Carpenters Pension Fund.

[4] The text which PPG finds offensive: "The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average of 52.6% for the proposal." (Source: The Fund's Proposal on declassifying the Board of Directors, submitted November 2, 2001 for the 2002 Proxy Materials.)

[5] Proxy Analysis: Eastman Kodak. Institutional Shareholder Services, April 24, 2001.

[6] At Kmart, the proposal was binding and received 68.5% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.

The Fund is willing to drop any mention of employee shareholders at this time.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." Last year, nearly 46% of voted shares supported a declassified board at PPG. The Fund urges you to protect PPG's shareholders who support declassified boards by rejecting the Assistant Counsel's arguments, and by telling PPG that they must include the proposal in their Proxy Materials for their 2002 Annual Meeting.

Please feel free to contact me at (202) 624-8100. If you are mailing correspondence, please use the United States Postal Service, United Parcel Service or Airborne only, as the building will refuse nonunion delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jh
Enclosures

cc: C. Thomas Keegel, General Secretary-Treasurer, IBT
Michael C. Hanzel, Secretary & Corporate Counsel, PPG
David H. McClain, Assistant Counsel, PPG

PPG Industries, Inc.
One PPG Place Pittsburgh, Pennsylvania 15272 USA

Law Department
Telecopy No.: (412) 434-2490
Writer's Direct Dial No. (412) 434-2740

December 10, 2001

Division of Corporate Finance
Office of the Chief Executive
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

PPG Industries, Inc. ("PPG") received a letter on October 31, 2001 from the International Brotherhood of Teamsters General Fund (the "Teamsters") containing a proposal (the "Proposal") for inclusion in PPG's 2001 annual meeting proxy material (the "2001 Proxy Material"). PPG's 2001 Proxy Material was mailed to shareholders on March 6, 2001; and PPG's 2001 annual meeting (the "2001 Annual Meeting") was held on April 19, 2001. To this date, PPG has received no proposal from the Teamsters for inclusion in PPG's 2002 proxy material (the "2002 Proxy Material"), nor have the Teamsters given PPG any indication of their intent to present a proposal of PPG's 2002 annual meeting (the "2002 Annual Meeting").

As more fully set forth below, we believe that the Proposal may be excluded from both the 2001 and 2002 Proxy Material because the Teamsters failed to submit the Proposal in a timely manner for inclusion in the 2001 Proxy Material, and the Teamsters failed to submit any proposal prior to the deadline for inclusion in the 2002 Proxy Material, in each case as required by Rule 14a-8(e)(2). In the alternative, we believe that the Proposal may be excluded from the 2002 Proxy Material because the Proposal is false and misleading in violation of the proxy rules of the Securities and Exchange Commission (the "Commission").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, PPG hereby files notice of its intention to omit the Proposal. Six copies of the Teamsters' letter containing the Proposal and supporting statement, as well as six copies of this letter, are included herewith.

I. The Proposal:

The Proposal is as follows:

RESOLVED: That the stockholders of PPG Industries ("PPG") urge the Board of Directors ("the Board") to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections, in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: PPG's Board has three classes of directors serving staggered three-year terms. An individual director faces election only once every three years, and shareholders vote on roughly a third of the board each year.

Annual elections can pave the way for improved board sensitivity to important shareholder issues. Particularly, it can help speed the diversification of PPG's Board and introduce new perspectives.

Additionally, a declassified board allows the company to respond quickly to changes by giving the board the option to appoint candidates that are more qualified each year. A declassified board can help give PPG the flexibility it needs as it progresses into the 21st Century.

The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, PPG can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

By adopting annual elections, PPG demonstrates fuller accountability to shareholders.

We urge you to vote YES for this proposal.

II. Background:

Last year, by a letter dated November 2, 2000, the Teamsters submitted a proposal regarding declassification of PPG's Board of Directors, which PPG included in its 2001 Proxy Material. The proposal in the Teamsters' November 2, 2000 letter was nearly identical to the Proposal at issue in this no-action request. PPG conducted its 2001 Annual Meeting in Pittsburgh, Pennsylvania, on April 19, 2001. The 2001 Proxy Material relating to that meeting was mailed to shareholders on March 6, 2001. The Teamsters' proposal was voted on – and rejected – by PPG's shareholders at PPG's 2001 Annual Meeting.

This year on October 31, 2001, PPG received a letter by facsimile from the Teamsters indicating that the Teamsters were submitting a Proposal "to be presented at the PPG Industries, Inc. 2001 Annual Meeting." A copy of the Teamsters' letter is attached hereto as Exhibit A. Because the Teamsters' letter requested inclusion of their Proposal in a meeting that had already occurred, the PPG law department could not determine whether the letter was simply a copy of the prior year's request that had been delivered to PPG in error, or whether the Teamsters intended to submit a new proposal for inclusion in our 2002 Proxy Material.

Although Rule 14a-8(f)(1) does not require it, and PPG was under no obligation to do so, PPG notified the Teamsters several days prior to the submission deadline that they had submitted their Proposal in error. PPG sent a letter to the Teamsters via DHL overnight courier on November 1, 2001, which the Teamsters received on November 2, 2001. A copy of our November 1, 2001, letter to the Teamsters is attached hereto as Exhibit B. PPG's letter clearly informed the Teamsters that:

> "... the Teamsters General Fund proposal regarding declassification of PPG's Board of Directors was already presented at PPG's 2001 Annual Meeting and was voted on by PPG's shareholders on April 19, 2001. If you intend to present the proposal attached to your letter of November 2, 2001 at PPG's 2002 Annual Meeting of Shareholders and you want the proposal included in PPG's proxy statement and proxy card relating to the 2002 Annual Meeting, *please notify me in writing by November 6, 2001, which is the deadline for submission of shareholder proposals to be eligible for inclusion in the proxy statement and proxy card relating to the 2002 Annual Meeting.* " (Emphasis added.)

On November 7, 2001, our letter was returned to our office unopened, with a hand-written notation that the Teamsters refused to accept the letter because the overnight courier service was not a union entity. Copies of the returned package and of DHL's delivery records are attached hereto as Exhibits C and D, respectively. The DHL delivery records indicate that the package was picked up from our office in Pittsburgh at 3:56 p.m. on November 1, 2001, arrived at the Teamsters' office in Washington, D.C. at 7:47 a.m. on November 2, 2001, and the Teamsters refused to take delivery at 9:10 a.m. on that date. The records then indicate that the package was returned to DHL at 2:26 p.m. on November 6, 2001, and returned to our office at 7:40 a.m. on November 7, 2001.

As described in our letter to the Teamsters, the deadline for receiving shareholder proposals for inclusion in our 2002 Proxy Material was November 6, 2001. Such deadline has now passed without the Teamsters submitting any proposal for inclusion in the 2002 Proxy Material.

Grounds for Omission:

PPG believes the Proposal may be omitted for the following reasons:

A. Rule 14a-8(e)(2). **The Proposal May Be Excluded Because It Was Not Timely Received For Inclusion In The 2001 Proxy Material and No Proposal Was Received Prior to the Deadline for Inclusion in the 2002 Proxy Material.**

PPG believes that it may properly omit the Proposal referenced in the Teamsters' letter from PPG's 2001 or 2002 Proxy Material pursuant to Rule 14a-8(e)(2) because PPG did not receive a shareholder proposal from the Teamsters prior to the respective deadlines for inclusion in the 2001 or 2002 Proxy Material.

In order to meet the deadline for submitting proposals, a shareholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(e)(2). Accordingly, the deadline for submission of a proposal for inclusion in PPG's 2001 and 2002 Proxy Material would be November 7, 2000 and November 6, 2001, respectively. The staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's principal executive officers even one day past the deadline. *See, e.g., The Coca-Cola Company* (December 12, 2000), *Hewlett-Packard Company* (November 27, 2000), *Hewlett-Packard Company* (November 9, 1999), *Chevron Corporation* (February 10, 1998) (citing eight no-action letters where proposals were one day late); and *Norfolk Southern Corp.* (February 23, 1998) (citing six additional no-action letters where proposals were one day late).

1. **The Proposal Was Submitted Over Seven Months After The 2001 Proxy Material Had Been Sent To Shareholders.**

The Teamsters' cover letter requests that PPG include the Teamsters' Proposal in the proxy material for our 2001 Annual Meeting. Our 2001 Annual Meeting was conducted on April 19, 2001. The deadline for submitting a proposal for inclusion in the 2001 Proxy Material was November 7, 2000. The 2001 Proxy Material, which was mailed to shareholders on March 6, 2001, did include a proposal submitted by the Teamsters which was nearly identical to the Proposal at issue. Thus, the Teamsters' Proposal (a) was not timely received prior to the deadline for inclusion in the 2001 Proxy Material, and (b) could not be included in the 2001 Proxy Material because it was received over seven months after the 2001 Proxy Material was sent to shareholders and the related meeting had already occurred. Furthermore, a nearly identical proposal submitted by the Teamsters was voted on and rejected by PPG's shareholders at the 2001 Annual Meeting.

2. **No Proposal Was Received Prior To The Deadline For Inclusion In PPG's 2002 Proxy Material.**

Pursuant to Rule 14a-8(e)(2), the deadline for timely submitting a proposal for inclusion in the 2002 Proxy Material was November 6, 2001. The Teamsters' letter, which was received on October 31, 2001, indicated that the Teamsters intended to submit their proposal at PPG's 2001 Annual Meeting. The Teamsters' letter made no request for the inclusion of any proposal in PPG's 2002 Proxy Material, nor did it give any indication of their intent to present a proposal at PPG's 2002 Annual Meeting. As described above, PPG attempted to notify the Teamsters of their possible error well in advance of the proposal submission deadline. PPG sent a letter to the Teamsters via DHL overnight courier on November 1, 2001, informing them that (1) their Proposal had already been presented and voted on by shareholders at the 2001 Annual Meeting, and (2) if they intended to present the Proposal at our 2002 Annual Meeting, they needed to notify us in writing by November 6, 2001, which was the deadline for submission of shareholder proposals to be eligible for inclusion in the 2002 Proxy Material.

On November 2, 2001, the Teamsters refused to accept delivery of PPG's letter, and the letter was returned to PPG on November 7, 2001. Because of their unreasonable refusal, the Teamsters failed to submit any proposal for inclusion in PPG's 2002 Proxy Material prior to the November 6, 2001 deadline. It is not clear whether PPG is even required to submit a request to the Commission to exclude the Proposal since, as of the date hereof, PPG still has not received any request from the Teamsters to include a proposal in our 2002 Proxy Material. *See Duke Energy Corporation* (February 9, 2001). Nevertheless, PPG respectfully submits that it may properly omit the Proposal from the 2002 Proxy Material even if the Teamsters attempt to correct their error subsequent to the expiration of the deadline under Rule 14a-8(e)(2) because any resubmission by the Teamsters would now be untimely. *IBP, inc.* (January 19, 2000). PPG accordingly requests that the Staff affirm its concurrence that it will not recommend enforcement action.

3. **Shareholder Error Cannot Excuse A Shareholder's Failure To Timely Submit Its Proposal.**

The Commission has repeatedly confirmed the position that shareholder error cannot excuse a shareholder's failure to timely submit a proposal within the strict timeframe required by Rule 14a-8(e)(2). *The Coca-Cola Company* (January 11, 2001), *Duke Energy Corporation* (February 9, 2001), *IBP, inc.* (January 19, 2000). The shareholder in *Coca-Cola* emailed his proposal to the email address of the company's transfer agent, which the shareholder found on the company's website. Although the shareholder emailed his proposal two weeks prior to the submission deadline, the transfer agent did not forward the email proposal to the company until the day after the deadline. The Commission concurred that the company could properly omit the proposal because it did not receive the proposal prior to the required deadline, despite the shareholder's errant attempt to submit the proposal in a timely fashion.

In *Duke Energy Corporation* and *IBP, inc.*, the companies each received faxes from shareholders one day before the submission deadline. Both shareholder submissions indicated that the shareholders intended to submit proposals for the respective company's annual meetings and described the substance of the "enclosed" proposals. However, in each case, the shareholders neglected to attach the proposals to their facsimile submissions. In *IBP, inc.*, a paper copy of the missing proposal was received by overnight courier on the following day - one day after the submission deadline. In *Duke Energy Corporation*, the company attempted to notify the shareholder -- the Teamsters -- of their error, but the Teamsters did not respond, nor did they take any action to correct their error in a timely fashion. The Commission concurred in each of these situations that the shareholders' errors did not excuse their failure to satisfy the strict Rule 14a-8(e)(2) deadline, even though the companies were clearly on notice of the shareholders' apparent intent to submit proposals, as well as the substance of such proposals.

B. Rule 14a-8(i)(3). The Proposal And Supporting Statement May Be Excluded Because They Are False And Misleading In Violation Of The SEC's Proxy Rules.

The Proposal and supporting statement are contrary to the SEC's proxy rules because they are false and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy material a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting material.

The Teamsters' Supporting Statement contends that "the evidence shows that shareholders are fed up with classified boards" and that "this is especially true for employee shareholders." The only "evidence" the Teamsters cite is an annual survey by the Investor Responsibility Research Center ("IRRC") indicating that all shareholder proposals to declassify board received an average vote of 52.6% for the proposal. The Supporting Statement is false because PPG's shareholders clearly are not "fed up" with classified boards because our shareholders rejected a nearly identical proposal regarding declassification of our Board of Directors at our 2001 Annual Meeting. There is also no evidence in the Supporting Statement or the IRRC report to support the assertion that "employee shareholders" are "especially" fed up with classified boards. In fact, there is no way to know how employee shareholders vote on classified board proposals. Employees may hold stock in different manners, including registered in a broker or nominee name, so that it is impossible to know how employees vote on matters. However, based on the overall voting of the shares held in PPG's employee savings plan, there is evidence that PPG's employee shareholders are not fed up with classified boards. While we do not know how individual employees voted, the shares held by PPG's savings plan, which are voted in accordance with participant's instructions, voted overwhelmingly *against* the board declassification proposal at our 2001 Annual Meeting.

Furthermore, the data cited by the Teamsters in an attempt to show support for their proposal is extremely misleading. The purported 52.6% of votes cast in favor of similar board declassification proposals in 2000 does not reflect an "average" result in a contested proxy vote. The number is artificially and misleadingly inflated because several companies either did not oppose the proposal or, in some cases, actually endorsed the proposal. This led to substantially higher "for" votes for such companies' proposals, and to an unrepresentative skewing of the IRRC data.

III. Conclusion:

Based on the foregoing, PPG believes that the Proposal may be omitted from the 2001 and 2002 Proxy Material pursuant to (a) Rule 14a-8(e)(2) because the Proposal was not timely received for inclusion in the 2001 Proxy Material and no proposal was received prior to the deadline for inclusion in the 2002 Proxy Material, and (b) Rule 14a-8(i)(3) because the Proposal is false and misleading in contravention of the Commission's proxy rules. PPG further maintains that it may not even be required to submit this request to exclude the Teamsters' Proposal because the Proposal could not be included in our 2001 Proxy Material and, as of the date hereof, no proposal has been submitted for inclusion in our 2002 Proxy Material.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Teamsters of its intention to omit the Proposal from the 2002 Proxy Material.

Very truly yours,

PPG INDUSTRIES, INC.

DH McClain

David H. McClain
Assistant Counsel

DHM/dw

Enclosures

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

November 2, 2001

Via Facsimile: 412.434.2490
Via UPS Overnight

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the PPG Industries, Inc. 2001 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/mj
Enclosure

RESOLVED: That the stockholders of PPG Industries ("PPG") urge the Board of Directors ("the Board") to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections, in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: PPG's Board has three classes of directors serving staggered three-year terms. An individual director faces election only once every three years, and shareholders vote on roughly a third of the board each year.

Annual elections can pave the way for improved board sensitivity to important shareholder issues. Particularly, it can help speed the diversification of PPG's Board and introduce new perspectives.

Additionally, a declassified board allows the company to respond quickly to changes by giving the board the option to appoint candidates that are more qualified each year. A declassified board can help give PPG the flexibility it needs as it progresses into the 21st Century.

The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, PPG can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

By adopting annual elections, PPG demonstrates fuller accountability to shareholders.

We urge you to vote YES for this proposal.

EXHIBIT B

PPG Industries, Inc.
One PPG Place Pittsburgh, Pennsylvania 15272 USA Telephone: (412) 434-2439 Fax: (412) 434-2490

Michael C. Hanzel
Secretary and Corporate Counsel

November 1, 2001

VIA OVERNIGHT COURIER

Mr. C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

Re: PPG Industries, Inc. Shareholder Proposal

Dear Mr. Keegel:

Thank you for your letter dated November 2, 2001 submitting a resolution to be presented at the PPG Industries, Inc. ("PPG") 2001 Annual Meeting of Shareholders. As you may recall, the Teamsters General Fund proposal regarding declassifying PPG's Board of Directors was already presented at PPG's 2001 Annual Meeting and was voted on by PPG's shareholders on April 19, 2001. If you intend to present the proposal attached to your letter of November 2, 2001 at PPG's 2002 Annual Meeting of Shareholders, and you want the proposal included in PPG's proxy statement and proxy card relating to the 2002 Annual Meeting, please notify me in writing by November 6, 2001, which is the deadline for submission of shareholder proposals to be eligible for inclusion in the proxy statement and proxy card relating to the 2002 Annual Meeting.

If you or another representative of the Teamsters General Fund would like to discuss the merits of PPG's classified Board, please let me know. As stated in PPG's 2001 Proxy Statement, we believe the classified Board is in the best interests of the Company, our shareholders and our employees.

Sincerely,

Michael C. Hanzel

Michael C. Hanzel

EXHIBIT C

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA

RETURN SERVICE REQUESTED

764 837 744

PPG INDUSTRIES, INC.
ONE PPG PLACE
PGH, PA 15272

U.S. DOMESTIC COURIER REQUEST 12344

FROM

Name: M. C. Hanzel	Div/Dept Charge No. 378734272521004
Floor & Wing 40 East	Complete Phone # 412/434-2439
Date 11/01/01	Fax # 412/434-2490

Authorization Signature ______

If package is undeliverable, contact sender. **REQUEST HARD COPY OF AIRBILL**

DELIVERY TIME: (Circle One)
Next Business Day By: AM, 2nd Day, Sat (For Friday mailing only)

TO
Name: Mr. C. Thomas Keegel Phone 202/624-6800
Company: International Brotherhood of Teamsters
Street Address: 25 Louisiana Avenue, N.W.
City: Washington State DC Zip Code 2000[illegible]

*P.O. Box is not acceptable

Contents Correspondence Pieces 1 Payment: Prepaid x Collect

Weight (if known) ______

Insured Dollar Value ______

Insurance .50/$100.00 ______

For courier use only:
Dest. Code DCA
Courier Signature Pickup Time ______

m0330

WHITE-PACKAGE COPY   GREEN-PPG ACCT COPY   YELLOW-COURIER COPY   PINK-MAILROOM   GOLD-SHIPPER

return to shipper

PIT

Not Accepting DHL (NON UNION)

FROM:
PPG INDUSTRIES
1 PPG PLACE
7TH FLOOR MAILROOM
PITTSBURGH, PA
15272 UNITED STATES

ACCT: 764837744

DATE: 11-01-01
PH: 412 434 2060

TO:

WASHINGTON, DC
20001 UNITED STATES

return to shipper

DESCRIPTION: DOCUMENTS

WEIGHT: 0.30 lbs.

PIT

All services are subject to DHL's published service conditions.

U.S.
DOMESTIC

Bill to Credit Card

DEST:
[redacted]

Airwaybill: 9435638925
(Non-Negotiable)

DHL Worldwide Express
333 Twin Dolphin Drive
Redwood City, CA 94065

ORIGIN: PIT
No. of Pcs: 1 OF 1

(EasyShip Unit #5738)

Affix to package.

QUERY:SINGLE SHIPMENT RESPONSE

1200 V7.4 PITOP 11/08/01

Airbill#	Acct#	Ref#	Orig	Dest	Pcs	Weight	Type	EZ/DB
9435638925	764837744		PIT	DCA	1	0.3L	D	5738

From :PPG INDUSTRIES
To:
By :
Addr:
Zip :15272
Phone:412 434 2068
City:WASHINGTON
St:DC
P/U Date:11/01/01 16:45
Cntry:US
Zip:20001
SpecSvc: T/C:S
Phone:
Shp 1 of 1

Event	Date/Time	Origin	Dest	Sv	Pcs	Route
Delivery	11/07/01 09:13	PIT	PIT	PIT	1	405
Sig:LANE Comment:						
With Delivering Courier	11/07/01 08:02	PIT	PIT	PIT	1	405
Arrival	11/07/01 07:40	PIT	PIT	PIT	0	
Processed at Origin	11/06/01 20:36	DCA		DCA	0	
Returned to shipper	11/06/01 14:26	PIT	PIT	PIT	0	
Sig: Comment:SAME AWB						
On Hold	11/06/01 14:20	PIT	UNK	DCA	0	

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Airbill#	Acct#	Ref#	Orig	Dest	Pcs	Weight	Type	EZ/DB
9435638925	764837744		PIT	DCA	1	0.3L	D	5738

From :PPG INDUSTRIES
To:
By :
Addr:
Zip :15272
Phone:412 434 2068
City:WASHINGTON St:DC
P/U Date:11/01/01 16:45
Cntry:US Zip:20001
SpecSvc: T/C:$
Phone:
Shp 1 of 1

Event	Date/Time	Origin	Dest	By	Pcs	Route
	Comment:LETTERS					
On Hold	11/05/01 14:32	PIT	UNK	DCA	0	
	Comment:LETTERS					
Trace Terminated	11/05/01 12:45	PIT	DCA	PIT	0	
	Comment:MSG2 TO DCA TO RETN TO SHPR: ATTN:					
Trace Terminated	11/05/01 12:45	PIT	DCA	PIT	0	
	Comment:JEANNETTE MOONEY - MM					
On Hold	11/02/01 14:41	PIT	UNK	DCA	0	

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Airbill#	Acct#	Ref#	Orig	Dest	Pcs	Weight	Type	EZ/DB
9435638925	764837744		PIT	DCA	1	0.3L	D	5738

From :PPG INDUSTRIES To:
By : Addr:
Zip :15272
Phone:412 434 2068 City:WASHINGTON St:DC
P/U Date:11/01/01 16:45 Cntry:US Zip:20001
SpecSvc: T/C:$ Phone: Ship 1 of 1

Event	Date/Time	Origin	Dest	By	Pcs	Route
	Comment:LETTERS					
Refused Delivery	11/02/01 09:10	PIT	DCA	DCA	0	999
	Comment:DO NOT ACCEPT DHL (NON-UNION)					
Arrival	11/02/01 07:47	PIT	DCA	DCA	0	
Processed at Origin	11/01/01 21:35	PIT		PIT	0	
Pickup	11/01/01 15:56	PIT	UNK	PIT	0	404

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2001

The proposal relates to the declassification of PPG's board of directors.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(e)(2) because PPG did not receive the proposal in accordance with the deadline for submitting proposals for inclusion in the proxy materials for PPG's 2002 annual meeting. We note in particular that, prior to the deadline for submitting proposals for PPG's 2002 annual meeting, the proponent's only statement of its intention regarding the proposal indicated that it was being submitted for inclusion in the proxy materials for PPG's 2001 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to consider the alternative basis for omission upon which PPG relies.

Sincerely,

Grace K. Lee
Attorney-Advisor